UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number:  0-18832

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

FIRST FINANCIAL SERVICE CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

2323 Ring Road, Elizabethtown, Kentucky 42701
  (Address of principal executive offices)

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
December 31, 2008

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
First Financial Service Corporation
401(k)/Employee Stock Ownership Plan
Elizabethtown, Kentucky

We have audited the accompanying statements of net assets available for benefits of First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana
June 29, 2009

1.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

ASSETS
Investments, at fair value (Note 3):
First Financial Service Corporation common stock	$2,556,582	$5,073,552
Mutual funds	5,166,317	8,086,478
Money market accounts	1,647,104	1,169,437
Other short term investments	61,107	55,422
Participant loans	280,498	244,115
Total Investments	9,711,608	14,629,102
Receivables:
Employer contributions	109,438	119,974
Participant contributions	-	20,587
Participant loan repayments	-	4,121
	109,438	144,682
Total Assets	9,821,046	14,773,784

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$9,821,046	$14,773,784

See accompanying notes to financial statements.

2.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2008

2008
Additions to net assets attributed to:
Investment income, excluding net depreciation: (Note 3)
Dividends and interest	$60,964
Contributions:
Employer	593,997
Employee, before and after tax	616,413
Rollovers	69,340
1,279,750

Total additions	1,340,714

Deductions from net assets attributed to:
Distributions	249,377
Administrative expenses	8,363
Net depreciation in fair value of investments	6,035,712

Total deductions	6,293,452

Net decrease	(4,952,738)

Net assets available for benefits, beginning of year	14,773,784

End of year	$9,821,046

See accompanying notes to financial statements.

3.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - PLAN DESCRIPTION

The following brief description of the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.  The sponsor of the Plan is First Financial Service Corporation (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering substantially all employees of First Financial Service Corporation, a bank holding company and its subsidiaries, which include First Federal Savings Bank, First Service Corporation of Elizabethtown, Heritage Properties, LLC and First Federal Office Park, LLC (collectively the “Company”).

Employees of the Company are eligible for participation in the Plan upon the completion of at least 1,000 hours of service in one full year.  The employee becomes a participant on the first day of the month following fulfillment of this requirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and a 401(k) portion.  The Company makes contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Contributions:  Participants may contribute up to 50% of their compensation up to the maximum amount allowed by the IRS through regular payroll deductions under the 401(k) provisions of the Plan.  The employer matches 100% of the employee contributions up to 6% of the employee’s compensation.  If the employee does not contribute at least 2% of their compensation, then the employer makes a minimum contribution of 2% of the employee’s compensation. Employer contributions under the ESOP are at the discretion of the Employer’s Board of Directors.  To be eligible to receive an employer contribution, a participant must work 1,000 hours in the plan year.   Contributions are allocated based on the participant’s allocable share of the company contribution, which is based on compensation.

Participant Accounts:  Net income, investment gains and losses recognized, and increases and decreases in the fair value of assets are allocated annually in the same proportion that each participant’s account balance bears to the total account balances of all participants at the beginning of each annual period, adjusted by any distributions or contributions during the period.  The employer contributions are allocated to the accounts of the participants in the same proportion as each participant’s compensation, for the Plan year, bears to the total compensation of all participants.  All participants are eligible to diversify their employer optional contributions immediately.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in the Company’s ESOP contributions, their voluntary contributions and the matching contributions plus actual earnings thereon.

Payment of Benefits: Upon retirement, permanent disability or death, a participant or his or her designated beneficiary may elect to receive the amount credited to his or her account in a lump-sum distribution, or in equal installments over a period not exceeding the life expectancy of the participant.  If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

(Continued)

4.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - PLAN DESCRIPTION (Continued)

Investment Options:  Each participant may direct their contributions and the Company’s matching contribution to any of the investment options available under the Plan, including the Company’s common stock.  Bank ESOP contributions are non-participant directed and are made in the form of First Financial Service Corporation common stock.

Effective January 1, 2007, the Plan was amended to allow transfers out of the First Financial Service Corporation common stock for all types of contribution accounts which hold Qualifying Employer Securities—including the ESOP Contribution Account.  This rule applies to all participants for their entire account invested in Employer Stock, and to any beneficiary who has an account under the Plan and is entitled to exercise the rights of a participant.  If you elect to transfer some or all of your account out of First Financial Service Corporation common stock, you can then direct the investment of that amount into other investment options offered by the Plan.

Voting Rights:  While the Plan entitles its trustee to vote Company shares held by the Plan, the Company currently permits participants to vote Company shares allocated to their account.  Participants are notified by the trustee prior to the time such votes are to be executed.

Loan Provisions:  Participants may borrow up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments:  The Plan provides for certain investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.  The Plan has an investment in First Financial Service Corporation common stock amounting to $2,556,582 and $5,073,552 as of December 31, 2008 and 2007.  This amount represents 26% and 34% of net assets available for benefits as of December 31, 2008 and 2007.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Participant loans are reported at amortized cost.  The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

(Continued)

5.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Fair Value:  FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fair value of money market funds and other short term investments is based on cost which approximates fair value (level 2 inputs).

(Continued)

6.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments (other than interest in participant loans)	$9,378,463	$52,647	$-

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2008	2007
Investments at fair value as determined by quoted market prices:
First Financial Service Corporation common stock	2,556,582	5,073,552
Mutual Funds:
American Capital Income Builder, Inc. R3	543,590	767,014
American Capital World Growth and Income R3	585,872	861,826
American Smallcap World Fund R3	625,013	1,475,893
Cash Management Trust of America R3 money market	1,642,724	1,156,910
Vanguard Index Trust-500 Portfolio	596,534	941,183

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows:

First Financial Service Corporation common stock	$(2,729,303)
Mutual funds	(3,306,409)

Net appreciation (depreciation)	$(6,035,712)

Dividends and interest reported by the trustee for the year ended December 31, 2008 were $60,964.

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 24, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  As the employer is following all the terms of the Plan, and the Plan’s eligibility requirements and benefit provisions are not more favorable for highly compensated employees than non-highly compensated employees, under the terms of the determination letters, management believes the Plan is qualified under the appropriated requirements of the Internal Revenue Code.

(Continued)

7.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain plan investments represent interest in investments managed by Ameritrade Trust Company.  Ameritrade Trust Company is the Trustee as defined by the Plan and, therefore, qualifies as party-in-interest.  Professional fees of approximately $8,363 were paid for the administration of the Plan by the Plan for the year ended December 31, 2008. McCready and Keene, Inc. is the record keeper of the plan and is considered a party-in-interest.  Participant loans also qualify as party-in-interest transactions.

The Plan has an investment in First Financial Service Corporation common stock amounting to $2,556,582 and $5,073,552 as of December 31, 2008 and 2007. The Plan held 216,476 and 211,398 shares of First Financial Service Corporation common stock at December 31, 2008 and 2007, and recognized dividend income of $40,051 during 2008 from its investments in the Employer common stock.

(Continued)

8.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

Name of Plan Sponsor:  First Financial Service Corporation
Employer Identification Number:  61-1168311
Three-digit Plan Number:  003

(a)	(b)	(c)	(d)	(e)
Party
in	Identity of Issue, Borrower,	Description of Investments Including		Current
Interest	Lessor or Similar Party	Maturity Date and Rate of Interest	Cost	Value

*	First Financial Service Corporation	Common Stock	#	$2,556,582

	American Funds	AMCAP Fund, Inc. R3	#	263,353
	American Funds	Capital Income Builder, Inc. R3	#	543,590
	American Funds	Capital World Growth and Income R3	#	585,872
	American Funds	Europacific Growth Fund R3	#	179,289
	American Funds	New Economy Fund R3	#	115,564
	American Funds	New Perspective Fund R3	#	350,406
	American Funds	New World Fund R3	#	158,694
	American Funds	Smallcap World Fund R3	#	625,013
	American Funds	Washington Mutual Investors R3	#	293,922
	American Funds	Income Fund of America R3	#	50,406
	American Funds	Investment Company of America R3	#	261,948
	American Funds	Cash Management Trust of America R3	#	1,642,724
	Ivy Funds	Global Natural Resources Fund A	#	234,792
	Pimco Funds	Global Bond A	#	98,608
	Pimco Funds	Pacific Investment Total Return Fund A	#	382,733
	Vanguard Funds	Indexed Small Cap	#	251,778
	Vanguard Funds	Index Trust-500 Portfolio	#	596,534
	Vanguard Funds	Total Intl Stock Index Portfolio	#	173,815

	Total Mutual Funds			6,809,041

	Ameritrade	Self Directed Brokerage	#	61,107
*	Bank USA	Institutional Money Market	#	1,751
*	Bank USA	Money Market	#	2,629

	Total Short-Term Investments			65,487

*	Pooled Loan Account	Participant Loans with interest rates ranging from 5.00%-9.25%		280,498

	Total Investments			$9,711,608

* Represents parties-in-interest

9.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
# Investment is participant directed therefore historical cost is not included.

10.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
FORM 11-K
DECEMBER 31, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2009	By:	/s/ Steven M. Zagar
Steven M. Zagar
Executive Vice President &
Chief Financial Officer
First Financial Service Corporation

11.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Crowe Horwath LLP, an independent registered public accounting firm (filed herewith).

12.